

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

March 30, 2012

VIA FACSIMILE AND U.S. MAIL

Ms. Jeanine M. Bajczyk, Esq.
U.S. Bancorp Fund Services LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

Re: Hatteras Variable Trust
Initial Registration Statement on Form N-1A
File Nos. 333-179263 and 811-22260

Dear Ms. Bajczyk:

The staff has reviewed the registration statement referred to above, which the Commission received on January 31, 2012. The registration statement received a full review. Based on our review, we have the following comments (page numbers refer to the marked courtesy copy).

1. General

a. Although the funds in the Hatteras Variable Trust (Trust) may not rely on the delivery procedures provided in Rule 14a-16 under the Securities Exchange Act of 1934, please supplementally confirm that the Trust will post its proxy materials on the Internet as required by the rule. See Shareholder Choice Regarding Proxy Materials, Investment Company Act Release No. 27911; Rel. 34-56135; File No. S7-10-05 (Jan. 22, 2007) available at http://www.sec.gov/rules/final/2007/34-55146.pdf.

b. Please be advised that within 15 days of the effectiveness of the annual updates to the registration statement, you must file an exhibit to the registration statement that provides an electronically tagged Risk/Return summary for the prospectus. Please note that if the filing is not made within the 15 day period, the Registrant may not rely on Rule 485(b) under the 1940 Act until the exhibit is filed. *See* IC-28617 (July 15, 2009).

c. Please confirm that all webpage references contain operable electronic links directly to the page where the relevant information appears. For example, the back cover page of the prospectus contains a link to www.hatterasfunds.com. That link should lead directly to the page where the SAI, annual and semi-annual reports may be obtained. *See* XBRL Adopting

Release at p. 76 (Release No. 333-8998). Specifically, the adopting release describing this requirement states, "[t]he address is required to be specific enough to lead investors directly to the statutory prospectus and other required information, rather than to the home page or other section of the Web site on which the materials are posted. The Web site could be a central site with prominent links to each required document." In your response letter, please confirm this link and all other webpage links operate in this way.

2.   Fees and Expenses (p. 1)

        a.   Because shareholder fees listed are not applicable for insurance product funds, please use the term "N/A" rather than "None."

        b.   As the funds are new, please disclose in a footnote to the table that Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year. Instruction 3(f)(vi) to Item 3 of Form N-1A.

        c.   The fee table contains a footnote explaining net fees and expenses of the Fund do not exceed 2.99% of the Fund's average daily net assets (excluding, among other things, interest paid on short sales and AFFE) because the management fee and the operating services fee are contractually fixed rates. Please remove the footnote because the disclosure is neither required nor permitted by Item 3 to Form N-1A. If applicable, you may follow Instruction 3(e) to Item 3 of Form N-1A to show net expenses.

3.   Examples (p. 1)

        Please disclose that the example does not reflect additional fees and expenses associated with the annuity or life insurance program through which you invest and that if such expenses were reflected, expenses would be higher.

4.   Portfolio Turnover (p. 2)

        The disclosure implies that the Fund may be held in a taxable account. In the section entitled "How to Purchase Shares," it appear that the Fund is only available for purchase through a variable annuity contract and variable life insurance policy. Please explain to the staff the circumstances in which the funds may be held in a taxable account.

5.   Principal Investment Strategies (pp. 2-3)

        a.   The reference to temporarily investing for defensive purposes does not belong in the discussion of principal investment strategies. It may be disclosed in the Item 9 discussion.

        b.   In addition to stating that the Fund is classified as non-diversified and explaining what a non-diversified fund is, consider disclosing any policy to concentrate in securities issuers in a particular industry or group of industries.

        c.   The disclosure states in the third paragraph that the Fund's assets will be invested in one or more of the Underlying Investments and <u>not</u> directly in equity, debt or derivative securities. But the next paragraph states that the Fund may invest in securities of all market capitalizations, which may include common and preferred stock, and other debt instruments including convertible debt, options and futures, as well as privately negotiated options. Please explain the apparent inconsistency.

        d.   Please include the information from last sentence of the third paragraph regarding the Fund's reliance on that of the Underlying investments to achieve the Fund's investment objectives and resulting performance as a "Funds of Funds" risk.

        e.   The disclosure states that investing in multiple Underlying Investments utilizing non-correlated strategies may mitigate losses in generally declining markets. Please disclose any impact the strategy may have in a rising market.

6.   <u>Principal Risks of Investing in the Fund</u> (pp. 3-5)

        a.   If applicable, please add 'Fund of Funds' risk as a principal risk (*e.g.*, bearing the expenses of a fund of underlying fund).

        b.   With respect to non-diversification risk, the disclosure states that this may make the value of a fund's shares more susceptible to certain risk. Please identify these risks.

7.   <u>Performance</u> (pp. 5-6)

        a.   As the performance information included in this section relate to the prior performance of another fund, please relocate this section outside of the information required by Items 2 through 8 (as Items 2 through 8 may not include disclosure other than that required or permitted by those Items). See General Instruction C 3(a) and (b) to Form N-1A.

        b.   The heading "Performance" needs to be changed. Prior performance information should be placed under a heading which clearly describes the source of the prior performance and that the performance is not that of the fund (<u>e.g.,</u> Adviser's Prior Performance or Prior Performance of Similar Accounts).

        c.   The prior performance information should identify clearly the investment adviser and/or portfolio manager that achieved the performance of the Hatteras Alpha Hedged Strategies Fund.

        d.   Please also confirm for the staff that no other funds or accounts were managed in a substantially similar way.

e.   As after tax returns are not relevant to variable insurance fund investors, please consider removing them from the table to avoid confusion.

8.   <u>Payments to Broker-Dealers and Other Financial Intermediaries</u> (p. 7)

Can the Fund be sold through a broker or other intermediary that may have received payment from the fund creating a "conflict of interest" it recommends the fund? If so, please disclose.

9.   <u>Other Investment Strategies</u> (p. 10)

Please disclose the effect of taking a temporary defensive position (e.g., that the Fund may not achieve its investment objective.)

10.   <u>Fund of Funds Structure</u> (p. 10)

The disclosure states that the operating expenses of the Fund and Underlying Funds are contractually capped. Please explain whether this is a permanent cap and/or whether the cap may be changed.

11.   <u>Tools to Combat Frequent Transactions</u> (page 18)

a.   Please disclose whether the market timing restrictions apply uniformly in all cases or whether the restriction will not be imposed under certain circumstances. Item 11(e)(iii) to Form N-1A.

b.   If applicable, please disclose the risk that the varying policies among insurance companies may result in some contract owners market timing while others bear the ill effects of market timing.

12.   <u>SAI- Portfolio Holdings Information</u> (SAI pp. 32-33)

a.   Please clarify that portfolio holdings information released to third parties under a duty of confidentiality must also include a duty not to trade on the non-public information (*See* Investment Company Release No. 26418 (April 23, 2004)). Also, disclose whether there are any procedures to monitor use of the portfolio securities information. Item 11(f)(1)(ii) to Form N-1A.

b.   Please disclose the procedures that the fund will use to ensure that disclosure of information about portfolio securities is in the best interests of Fund shareholders, including procedures to address conflicts between the interests of Fund shareholders, on the one hand, and those of the Fund's investment adviser; principal underwriter; or any affiliated person of the Fund, its investment adviser, or its principal underwriter, on the other. Item 11(f)(1)(vi) to Form N-1A.

13.   Miscellaneous

Any exhibits, financial statements and any other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

14.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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Please respond to these comments in a pre-effective amendment to the registration statement and in a letter to me filed over the EDGAR system. If you are of the opinion that no change in the registration statement is necessary in response to any comment, please indicate that in the letter and state the basis for your opinion.

Although the staff has completed the initial review of the registration statement, please be advised that the registration statement will be reviewed further by the staff. Accordingly, the staff reserves the right to comment further on the registration statement and any amendments to it. After resolution of all disclosure issues, a written request from the registrant and its principal underwriters must be made for acceleration of the effective date of the registration statements, as amended.

If you have any questions or comments, please feel free to call me at (202) 551-6765. Additionally, copies of documents or letters filed on EDGAR may be e-mailed to me at cowanm@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-8629.

Sincerely,

Mark Cowan
Senior Counsel
Office of Insurance Products